# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wynn Resorts, Limited, CIK 0001174922
CUSIP: 983134107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3131 Las Vegas Boulevard South, Las Vegas, Nevada (NV), 89109
Date of event which requires filing of this statement: 03/21/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-22-112628
Filed by CIK 0001080301

## Reporting persons
- Tilman J. Fertitta: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 161,925; shared voting power 12,438,075; sole dispositive power 161,925; shared dispositive power 12,438,075; aggregate amount beneficially owned 12,600,000 (11.8% of the class)
- Fertitta Entertainment, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 12,438,075; sole dispositive power 0; shared dispositive power 12,438,075; aggregate amount beneficially owned 12,438,075 (11.7% of the class)
- Hospitality Headquarters, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 8,546,824; sole dispositive power 0; shared dispositive power 8,546,824; aggregate amount beneficially owned 8,546,824 (8% of the class)
- Fertitta Entertainment, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 3,881,251; sole dispositive power 0; shared dispositive power 3,881,251; aggregate amount beneficially owned 3,881,251 (3.6% of the class)
  Comment: Limited Liability Company

## Item 1. Issuer
Name of issuer: Wynn Resorts, Limited
Address of issuer's principal executive offices: 3131 Las Vegas Boulevard South, Las Vegas, NV, 89109

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Tilman J. Fertitta
Fertitta Entertainment, Inc.
Hospitality Headquarters, Inc.
Fertitta Entertainment, LLC
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Fertitta Entertainment, Inc., 1510 West Loop South, Houston, TX 77027.
Citizenship: Tilman J. Fertitta is a citizen of the United States. Each of Fertitta Entertainment, Inc., Hospitality Headquarters, Inc. and Fertitta Entertainment, LLC is organized under the laws of the State of Texas.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock of the Issuer as of the date of this filing, based upon 106,401,372 shares of Common Stock outstanding as of February 4, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2025.

The amount of Common Stock reported as beneficially owned includes (i) 161,925 shares of Common Stock that are beneficially owned by Mr. Fertitta; (ii) 10,000 shares of Common Stock that are beneficially owned by Fertitta Entertainment, Inc.; (iii) 8,546,824 shares of Common Stock that are beneficially owned by Hospitality Headquarters, Inc. and (iv) 3,881,251 shares of Common Stock that are beneficially owned by Fertitta Entertainment, LLC. Mr. Fertitta is the sole shareholder of Fertitta Entertainment, Inc., which is the sole shareholder of Hospitality Headquarters, Inc. and the sole indirect owner of Fertitta Entertainment, LLC. As such, Mr. Fertitta may be deemed to share beneficial ownership of the securities beneficially owned by Fertitta Entertainment, Inc., Hospitality Headquarters, Inc. and Fertitta Entertainment, LLC.
Percent of class: The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.
Sole power to vote or to direct the vote: See cover pages
Shared power to vote or to direct the vote: See cover pages
Sole power to dispose or to direct the disposition: See cover pages
Shared power to dispose or to direct the disposition: See cover pages

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99: Joint Filing Agreement (previously filed).

## Signatures
- Tilman J. Fertitta: /s/ Tilman J. Fertitta, Tilman J. Fertitta (03/25/2025)
- Fertitta Entertainment, Inc.: /s/ Tilman J. Fertitta, Tilman J. Fertitta, President and CEO (03/25/2025)
- Hospitality Headquarters, Inc.: /s/ Tilman J. Fertitta, Tilman J. Fertitta, President and CEO (03/25/2025)
- Fertitta Entertainment, LLC: /s/ Tilman J. Fertitta, Tilman J. Fertitta, President (03/25/2025)